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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-34320

RECEIVED MAR 04 2002

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JANUARY 1, 2001 (MM/DD/YY) AND ENDING DECEMBER 31, 2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
TODD & TODD INVESTORS CORP.

OFFICIAL USE ONLY

FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
STAR ROUTE SOUTH
(No. and Street)

LIGONIER (City) PENNSYLVANIA (State) 15658 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
LAURA K. TODD 724-238-6694
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
DELUZIO, DELUZIO & TEEMS, CPAs
(Name — *if individual, state last, first, middle name*)

206 CLAY AVENUE (Address) JEANNETTE (City) PENNSYLVANIA (State) 15644 (Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 2 6 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

 Potential persons who are to respond to the collection of information

OATH OR AFFIRMATION

I, LAURA K. TODD, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of TODD & TODD INVESTORS CORP., as of DECEMBER 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____

____

____

Laura Todd Widing
Signature

President
Title

Diana J. Murphy 2/25/02
Notary Public

Notarial Seal
Diana J. Murphy, Notary Public
Ligonier Twp., Westmoreland County
My Commission Expires Aug. 17, 2003
Member, Pennsylvania Association of Notaries

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Deluzio, Deluzio & Teems

Certified Public Accountants

MEMBERS OF:

AMERICAN AND PENNSYLVANIA INSTITUTES OF
CERTIFIED PUBLIC ACCOUNTANTS

AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS
DIVISION OF FIRMS PRIVATE
COMPANIES PRACTICE SECTION

FRED D. DELUZIO, CPA
CHARLES A. DELUZIO, CPA
DAVID S. TEEMS, CPA
JEFFREY P. ANZOVINO, CPA

206 CLAY AVENUE
JEANNETTE, PENNSYLVANIA 15644
TELEPHONE (724) 523-6585
FAX (724) 523-8174

132 SOUTH MAIN STREET
SUITE A
GREENSBURG, PENNSYLVANIA 15601
TELEPHONE (724) 838-8322
FAX (724) 853-6500

INDEPENDENT AUDITORS' REPORT

To: The Stockholder
and Board of Directors
Todd and Todd Investors Corp.

We have audited the accompanying statement of financial condition of Todd & Todd Investors Corp. as of December 31, 2001 and the related statements of income, changes in stockholders' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion the financial statements referred to above present fairly, in all material respects, the financial position of Todd & Todd Investors Corp. as of December 31, 2001 and the results of its operations and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Deluzio, Deluzio & Teems

Jeannette, Pennsylvania
February 18, 2002

Email Address: contactus@ddtcpa.com

TODD AND TODD INVESTORS CORP.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2001

	Allowable Assets	Non Allowable Assets	Total
ASSETS			
Cash in bank	$ 105,986	$ -	$ 105,986
Accounts receivable - clearing broker	133	-	133
Fixtures and equipment, at cost (less accumulated depreciation of $12,682)	-	3,656	3,656
Total Assets	$ 106,119	$ 3,656	$ 109,775
LIABILITIES AND STOCKHOLDERS' EQUITY			
Liabilities			
Accrued interest			1,624
Subordinated demand note payable			8,400
Unsecured demand note payable			11,900
Total Liabilities			21,924
Stockholder's Equity			
Common stock - $1 par value: 100,000 shares authorized 10,000 shares issued and outstanding			10,000
Additional paid in capital			10,000
Retained earnings			67,851
			87,851
Total Liabilities and Stockholders' Equity			$ 109,775

TODD AND TODD INVESTORS CORP.
STATEMENT OF INCOME
YEAR ENDED DECEMBER 31, 2001

Revenues		
Sales - commissions	$ 4,134	
Investment income	8,413	
Total revenues		12,547
Expenses		
Dues, subscriptions and registration fees	1,343	
Depreciation	1,837	
Vehicle expense	411	
Insurance	1,388	
Miscellaneous expense	424	
Professional services	2,150	
PA corporation taxes	(2,164)	
Interest expense	1,624	
Total expenses		7,013
Net income		5,534
Other comprehensive income (loss)		
Unrealized trading gains (loss)	(6,198)	
		(6,198)
Comprehensive income (loss)		$ (664)

The accompanying notes are an integral part of these financial statements.

TODD AND TODD INVESTORS CORP.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
YEAR ENDED DECEMBER 31, 2001

	Total	Comprehensive Income	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Additional Paid in Capital	Common Stock
Balance, January 1, 2001	$ 88,515	$ -	$ 69,719	$ (1,204)	$ 10,000	$ 10,000
Comprehensive income						
Net Income	5,534	5,534	5,534			
Other comprehensive income	-	-				
Unrealized trading losses	(6,198)	(6,198)		(6,198)		
Comprehensive income (loss)		$ (664)				
Balance, December 31, 2001	$ 87,851		$ 75,253	$ (7,402)	$ 10,000	$ 10,000

TODD AND TODD INVESTORS CORP.
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2001

Cash flows from operating activities:		
Net income (loss)	$	(664)
Adjustments to reconcile net income to net cash used in operating activities:		
Depreciation		1,837
Unrealized trading loss		6,198
Increase (decrease) in operating assets:		
Accounts receivable		(187)
Accrued taxes		(246)
Net cash provided by operating activities		6,938
Cash flows from investing activities:		
Redemption of investments		57,102
Net cash provided by investing activities		57,102
Increase in cash and cash equivalents		64,040
Cash and cash equivalents, beginning of year		41,946
Cash and cash equivalents, end of year	$	105,986
Supplemental cash flow disclosures:		
Income tax	$	(2,164)
Interest paid	$	1,624

The accompanying notes are an integral part of these financial statements.

TODD AND TODD INVESTORS CORP.
STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS
YEAR ENDED DECEMBER 31, 2001

Subordinated liabilities, beginning of year	$	8,400
Increases - decreases		-
Subordinated liabilities, end of year	$	8,400

The accompanying notes are an integral part of these financial statements.

TODD & TODD INVESTORS CORP.

NOTES TO THE FINANCIAL STATEMENTS

NOTE 1 – BUSINESS DESCRIPTION

The Company, a Pennsylvania Corporation, is a broker/dealer in securities.

NOTE 2 – USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 3 – DEPRECIATION

Depreciation is provided on a straight-line basis using estimated useful lives of five (5) years.

NOTE 4 – CASH AND CASH EQUIVALENTS

For purposes of the statement of cash flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days.

NOTE 5 – SUBORDINATED DEMAND NOTE PAYABLE

On August 5, 1985, an agreement for subordination of an advance for the initial capitalization of the Company was entered into between the Company and Laura Kerr Todd (sole shareholder of the Company). The agreement is in the form of a demand note due March 31, 2002 (scheduled maturity date). Interest will be charged at a rate of eight percent (8%) per annum. This agreement was prepared in conformity with the National Association of Securities Dealers, Inc. and is intended to comply with all provisions of an acceptable subordination agreement. The "NASD" approved this agreement as a satisfactory subordinated loan agreement and as such shall be considered as equity capital for net capital computation purposes.

Interest accrued for the year ended December 31, 2001, amounted to $672.

NOTE 6 – UNSECURED DEMAND NOTE PAYABLE

During a previous year, advances were made to the Company by Laura Kerr Todd. The advances are unsecured and are due on demand. Interest at a rate of eight percent (8%) will be charged on such advances. Interest accrued on this note amounted to $952 for the year ended December 31, 2001.

NOTE 7 – FIXTURES AND EQUIPMENT

Fixtures and equipment consist of the following at December 31, 2001:

Fixtures and equipment	$ 2,652
Vehicle	10,655
Equipment	3,031
	16,338
Accumulated depreciation	(12,682)
	$ 3,656

TODD & TODD INVESTORS CORP.

NOTES TO THE FINANCIAL STATEMENTS

NOTE 8 – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2001, the Company had net capital of $88,060, which was $83,060 in excess of its required net capital of $5,000. The Company's net capital ratio was .15 to 1.

NOTE 9 – INCOME TAXES

The corporation for federal and state income tax purposes has elected to be treated as an "S Corporation". Accordingly, income taxes based upon the net income of the Company are paid by the individual shareholders. No provision for federal and state income taxes has been reflected in these financial statements.

NOTE 10– MAJOR CUSTOMERS

The Company has a limited customer base with four (4) customers accounting for all sales commissions for the year ended December 31, 2001.

NOTE 11 – SUBSEQUENT EVENTS

The Company has decided to withdraw from registration as a broker dealer. Pursuant to Section 15(b) of the Securities Exchange Act of 1934, the withdraw notice was filed with the NASD on February 1, 2002. Management believes that the withdraw will become effective on March 31, 2002. Ultimate withdraw approval and any final procedures for the withdraw will be governed by the Securities and Exchange Commission.

TODD & TODD INVESTORS CORP

INDEX TO FINANCIAL STATEMENTS

DECEMBER 31, 2001

TO BE COMPLETED WITH THE ANNUAL AUDIT REPORT ONLY:

Deluzio, Deluzio & Teems, CPA's

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report

Name (If individual, state last, first, middle name)

206 Clay Avenue	Jeannette, PA	70	15644
ADDRESS Number and Street	City	State	Zip Code

71 72 73 74

Check One

(X) Certified Public Accountant 75

( ) Public Accountant 76

( ) Accountant not resident in United States or any of its possessions 77

FOR SEC USE

DO NOT WRITE UNDER THIS LINE . . . FOR SEC USE ONLY

WORK LOCATION	REPORT DATE MM/DD/YY	DOC. SEQ. NO.	CARD			
50	51	52	53			

TODD & TODD INVESTORS CORP.

AUDITED FINANCIAL STATEMENTS

DECEMBER 31, 2001